UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13D-1(B),(C), AND (D) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13D-2

(Amendment No. 1)*

Argo Group International Holdings, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G0464B107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0464B107	13G	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Singleton Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 1,461,289
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,461,289

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,461,289
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 4.7%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G0464B107	13G	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christina Singleton Mednick
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 1,461,289
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,461,289

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,461,289
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 4.7%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G0464B107	13G	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William W. Singleton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 1,461,289
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,461,289

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,461,289
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 4.7%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G0464B107	13G	Page 5 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Donald E. Rugg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 1,461,289
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,461,289

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,461,289
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 4.7%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G0464B107	13G	Page 6 of 9

Item 1	(a).	Name of Issuer:
Argo Group International Holdings, Ltd.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:
PXRE House, 110 Pitts Bay Road, Pembroke HM 08, Bermuda

Item 2	(a).	Name of Person Filing:

This statement is filed by the Singleton Group LLC, Christina Singleton Mednick, William W. Singleton and Donald E. Rugg. Each of the foregoing is referred to as a “Reporting Person” and collectively the “Reporting Persons.” Christina Singleton Mednick, William W. Singleton and Donald E. Rugg are each a manager of the Singleton Group LLC.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:
The address of each of the Reporting Persons is c/o Singleton Group LLC, 11661 San Vicente Blvd., Suite 915, Los Angeles, CA 90049.

Item 2	(c).	Citizenship:
The Singleton Group LLC is a limited liability company formed under the laws of Delaware. Christina Singleton Mednick, William W. Singleton and Donald E. Rugg are citizens of the United States.

Item 2	(d).	Title of Class of Securities:
Common Stock

Item 2	(e).	CUSIP Number:
G0464B107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. G0464B107	13G	Page 7 of 9

Item 4.	Ownership.

(a) Amount Beneficially Owned:

The Singleton Group LLC is the direct beneficial owner of 1,461,289 shares of common stock of Argo Group International Holdings, Ltd. (“Argo Group”). Christina Singleton Mednick, William W. Singleton and Donald E. Rugg, by virtue of their positions as managers of the Singleton Group LLC, are also beneficial owners of the 1,461,289 shares of common stock of Argo Group held by the Singleton Group LLC.

(b) Percent of Class:

4.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0 shares of common stock

(ii) Shared power to vote or to direct the vote:

1,461,289 shares of common stock

(iii) Sole power to dispose or to direct the disposition of:

0 shares of common stock

(iv) Shared power to dispose or to direct the disposition of:

1,461,289 shares of common stock

The Reporting Persons share voting and dispositive power with respect to the 1,461,289 shares of common stock of Argo Group beneficially owned by the Singleton Group LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following

☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Christina Singleton Mednick, William W. Singleton, and Donald E. Rugg are managers of the LLC and may be considered members of a group with the Singleton Group LLC. See Exhibit 99.1 attached hereto.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G0464B107	13G	Page 8 of 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2009

SINGLETON GROUP LLC, a Delaware limited liability company

By:	/s/ Donald E. Rugg
Donald E. Rugg, Manager

By:	/s/ Donald E. Rugg
Donald E. Rugg, Attorney-In-Fact for
Christina Singleton Mednick

By:	/s/ Donald E. Rugg
Donald E. Rugg, Attorney-In-Fact for William W. Singleton

/s/ Donald E. Rugg
Donald E. Rugg

CUSIP No. G0464B107	13G	Page 9 of 9

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
Exhibit 99.1	Group Members

Exhibit 99.2	Joint Filing Agreement dated August 17, 2007 (Incorporated by reference to Exhibit 99.2 to Schedule 13G for Argo Group International Holdings Ltd. filed on August 17, 2007).

Exhibit 99.3	Power of Attorney for Christina Singleton Mednick dated August 17, 2007 (Incorporated by reference to Exhibit 7.2 to Amendment No. 4 to Schedule 13D for Unitrin Inc. filed on December 23, 2008).

Exhibit 99.4	Power of Attorney for William W. Singleton dated August 17, 2007 (Incorporated by reference to Exhibit 7.3 to Amendment No. 4 to Schedule 13D for Unitrin Inc. filed on December 23, 2008).